FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement to sell the 40% of Telefónica’s stake in Guatemala, El Salvador, Nicaragua and Panamá.

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica S.A. has reached an agreement today with Corporación Multi Inversiones (“CMI”), to sell the 40% of Telefonica´s stake in Guatemala, El Salvador, Nicaragua and Panama.

The transaction amounts to 500 million US dollars plus a variable amount of up to 72 million US dollars, according to the future evolution of the transferred assets. The abovementioned sale will be implemented through the creation of a joint venture in which Telefónica will contribute with all its assets in Guatemala, Panama, El Salvador and Nicaragua. Telefónica Group will maintain the control of these assets, and therefore the transaction will have no impact on the consolidated results, as it is a transaction with minority shareholders. The implied multiple for the total amount of the transaction means 6.5 times EBITDA 2012 of the companies involved in the transaction.

The closing of the transaction is subject, among other conditions, to obtaining of the required regulatory approvals.

CMI is a leading regional corporation with a diversified portfolio of businesses and a high knowledge degree in the markets where it is present. Through this agreement, both companies will be able to develop a new business model which takes advantage of Telefónica’s global presence and CMI’s local specialization.

This transaction is part of the proactive management policy of the asset portfolio of the Company, and of the initiatives to increase the financial flexibility of Telefónica.

Madrid, April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 30th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors